Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES PROVIDES AN UPDATE ON THE SURFACE STEP-OUT EXPLORATION DRILLING TO TEST ALONG STRIKE AND PRIORITY REGIONAL TARGETS ON ITS ISLAND GOLD MINE PROPERTY

TORONTO, Ontario, Canada, September 16, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), provides an update on the previously announced 20,000 metre surface exploration campaign on the Island Gold Mine property that will test the east and west extensions of the Island Gold deposit along strike as well as for new deposits within the regional Goudreau shear zone, which hosts the mine’s current operations. The updated program also includes drilling of selected high-priority gold targets identified by the exploration team, based on their previous work and compilations, elsewhere on the highly prospective 77 km2 Island Gold Property. The exploration drilling began earlier this year with 1,800 metres completed at the end of the second quarter. The program will follow up on high quality gold targets well characterized by our exploration team, while leveraging more advantageous drilling costs.

The Island Gold mine is located in an area of northeastern Ontario that is underexplored within the context of Canada’s long mining history. However, within a 15 km radius of the current operations are four past producing mines, three of which occur within the same regional Goudreau shear zone that hosts the Island Gold mine. This underexplored region with proven favourable geology, a lack of regional exploration data at depth and the success we have had in establishing the significant million ounce high-grade resource below our Island Gold Mine, are all evidence of very promising, yet untested potential on the Island Gold land package.

“While we also recently announced an aggressive 23,000 m deep directional drilling program with the goal of a near-term expansion of our resources at depth below our existing operations, we also believe that there is excellent upside exploration potential for new deposits along strike, and elsewhere on our large Island Gold property. With Island Gold’s production and development proceeding as planned, infill and definition drilling underway, and our recently-announced deep directional drilling to commence shortly, we see this step-out exploration as an important step to increase long-term shareholder value through potential resource expansions along strike as well as new discoveries elsewhere on the property.” commented Mr. Renaud Adams, President and CEO.

The remaining 17,000 metres of the updated surface exploration drilling program will consists of approximately 30 to 35 holes and will be focused on six key areas, detailed in the figure attached.

Figure 1: Island Gold Mine – Surface Geology – 2015 Planned Exploration Program

1.	Western Shear Extension: This area extends from the western edge of the current Island Gold resource, west for a distance of approximately one kilometre, to the claim boundary with Argonaut. A few holes have previously tested this zone from surface and underground, encountering positive results. One hole, recently completed from underground assayed 21.16 g/t Au (17.33 g/t Au cut at 75 g/t) over 4.78 metres (core length, true width not yet known) at a vertical depth of 674 metres. The current program will continue the drill testing of this potential from underground and from surface. The proximity to the mine workings would likely facilitate development of this area from the existing underground infrastructure, if an economic resource can be identified. A total of 4 surface holes totalling 2,500 metres are budgeted for the area.

RICHMONT MINES PROVIDES AN UPDATE ON THE SURFACE STEP-OUT EXPLORATION DRILLING TO TEST ALONG STRIKE AND PRIORITY
REGIONAL TARGETS ON ITS ISLAND GOLD MINE PROPERTY
September 16, 2015

2.	Eastern Shear Extension: The Island Gold property includes a further five kilometre strike length of the favourable Goudreau shear zone to the east of the Island Gold Mine. A total of 13 holes totalling 7,000 metres are budgeted for this area. The targets along the shear include:

	a.	One target area is located only 600 metres east of the current workings. A few drill holes testing this near-surface area from surface in 2010 intersected positive results. If successful, this area could likely be developed from the existing mine workings.

	b.	Further to the east along the shear, approximately 1.5 km from the current mine is a target where a 2010 drill hole intersected encouraging gold mineralization.

	c.	The past producing Edwards and Cline Mines lie approximately five kilometres east of the Island Gold Mine. The exploration team believe that there is potential for the Edwards’ gold zones to trend across Richmont’s property.

3.	21 Zone: Located less than 1 km northwest of the mine, historical drill results have been favourable and warrant follow-up drill testing during the current program.

4.	Alpha & X Zones of the Kremzar Mine area: High grade zones were drilled proximal to the Kremzar mine but were not pursued as the mine was closed soon after. These zones, as well as with the deep extension of the Kremzar main zone, warrant drill testing due to the grades and the proximity to Richmont’s current operations.

5.	ML-12-04 Zone: Located approximately two kilometres northeast of the mine, a shallow hole by Richmont in 2012 intersected 19.2 g/t Au over 4.2 metres (not true width as the hole was at low angle with the structure) associated with a zone of strong shearing that warrants follow up drilling.

6.	22 Zone: Located 3 km northeast of the mine, a 4 km long geophysical anomaly has associated anomalous gold identified from limited historic drilling, trenching and grab samples.

Additional drill rigs will be mobilized to site and the program is expected to be completed before the end of 2015 or early 2016. It is not expected to materially change the Corporation’s previously provided 2015 exploration budget guidance for Island Gold.

Island Gold Property

Richmont’s Island Gold property covers 77 km2 which includes approximately 8 km of strike length of the favourable regional Goudreau shear system. The producing Island Gold Mine and its defined resources span roughly 1.5 km of strike length and over 1.0 km to depth along this prominent shear zone, where it is pervasively silicified with disseminated pyrite and significant high grade gold mineralization. On the Richmont property, this shear zone extends approximately 1 km to the west and 5 km to the east of the Island Gold Mine’s current resources. Geologically, this shear acted as a major conduit for gold-bearing fluids which is further evidenced by this same shear hosting several past producing mines including the Magino Mine (114,000 Au ounces mined at a grade of 4.4 g/t Au from 1988-1992), the Edwards Mine (144,000 Au ounces mined at a grade of 11.0 g/t Au from 1996-2002) and the Cline Mine (63,000 Au ounces mined at a grade of 6.5 g/t Au from 1938-1942). Argonaut Gold’s proposed Magino open-pit project containing 5.2 million of estimated resources grading 1.03 g/t Au, lies less than 2 km west of our Island Gold mine, on the north flank of the shear. The past producing Kremzar Mine (47,000 Au ounces mined at a grade of 4.8 g/t Au from 1988-1990) is approximately 1 km to the north of the main shear zone, along a cross cutting structure.

RICHMONT MINES PROVIDES AN UPDATE ON THE SURFACE STEP-OUT EXPLORATION DRILLING TO TEST ALONG STRIKE AND PRIORITY
REGIONAL TARGETS ON ITS ISLAND GOLD MINE PROPERTY
September 16, 2015

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams, President and CEO	Anne Day, Vice-President, Investor Relations
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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